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                              January 18, 2024

       Tak Chun Wong
       Chief Executive Officer and Chief Financial Officer
       AFB Limited
       R27 3/F, New Timely Building
       497 Castle Peak Road, Lai Chi Kok
       Kowloon, Hong Kong

                                                        Re: AFB Limited
                                                            Registration
Statement on Form S-1
                                                            Filed December 21,
2023
                                                            File No. 333-276184

       Dear Tak Chun Wong:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 Filed December 21, 2023

       Cover Page

   1. We note your disclosure that Tak Chun Wong controls 100% of the company's voting power as of the date of
the registration statement. Please revise to disclose Mr. Wong's ownership percentage
assuming the sale of all shares being registered and characterize such ownership as a
controlling interest. Make similar revisions where you discuss Mr.
                                                        Wong's share ownership
in the prospectus summary and risk factors.
   2.                                                   Please disclose
prominently on the prospectus cover page that you are not a Hong Kong operating company but a
Nevada company with operations conducted in Hong Kong and
                                                        that this structure
involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory
authorities could disallow this structure, which would likely result in a material change in
your operations and/or a material change in the value of the securities you are
registering for sale, including that it could cause the value of such
 Tak Chun Wong
FirstName  LastNameTak Chun Wong
AFB Limited
Comapany
January 18,NameAFB
            2024    Limited
January
Page 2 18, 2024 Page 2
FirstName LastName
         securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding
         Foreign Companies Accountable Act, as amended by the Consolidated Appropriations
         Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
4. Clearly disclose how you will refer to your company and any subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations, if applicable. For example, disclose, if true, that you and/or your subsidiaries conduct operations in Hong Kong. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Additionally, please revise throughout to discuss applicable laws and regulations in Hong Kong and related risks and consequences.
         Location-specific regulations that should be discussed include, but are not limited to, enforceability of civil liabilities in Hong Kong and China's Enterprise Tax Law. Disclose
         on the prospectus cover page how regulatory actions related to data security or anti-
         monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment, or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws and regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.
5.       We note your use of the terms "Hong Kong," "China" and "PRC." Please clearly
         distinguish between these terms to clarify whether you are referencing Hong Kong when referring to China and the PRC.
6. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between you, any subsidiary, or to investors, and quantify the amounts where applicable. Provide cross-references to the
 Tak Chun Wong
FirstName  LastNameTak Chun Wong
AFB Limited
Comapany
January 18,NameAFB
            2024    Limited
January
Page 3 18, 2024 Page 3
FirstName LastName
         condensed consolidating schedule and the consolidated financial statements. Additionally, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a
         PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or any subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions. Discuss whether there are limitations on your ability to transfer cash between you, any subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections.
7. To the extent you have cash management policies that dictate how funds are transferred between you, any subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
8. You state that the proceeds from the sale of the securities being registered "will be placed directly into the Company's account or a designated account to be used as escrow." Please confirm whether any definitive arrangements have been made to place the funds in an escrow or similar account. If arrangements have not been made, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. Make
         conforming revisions where you discuss a potential escrow account at pages 2, 9, and 20.
Prospectus Summary, page 1

9.       Provide early in the prospectus summary a diagram of your corporate structure,
         identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in
         which the company   s operations are conducted.
10. Please revise the prospectus summary to highlight your limited history of operations and revenues received to date, working capital deficit, and the indication by your independent auditor that there is a substantial doubt about your ability to continue as a going concern.
         Add a risk factor that discusses these aspects of your financial condition as well.
11. Please revise to add a summary of risk factors to the prospectus summary, and disclose in the summary of risk factors the risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China
 Tak Chun Wong
FirstName  LastNameTak Chun Wong
AFB Limited
Comapany
January 18,NameAFB
            2024    Limited
January
Page 4 18, 2024 Page 4
FirstName LastName
         can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. Disclose each permission or approval that you or any subsidiary are required to obtain from Hong Kong or Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or any subsidiary are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or any subsidiaries (i) do not receive and maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions and approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions and approvals in the future.
13. We note that the CSRC has recently announced regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. Revise your disclosure to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.
14. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you, any subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including any subsidiaries, to the parent company and U.S. investors.
         Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Risk Factors, page 4

15.      Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that
 Tak Chun Wong
FirstName  LastNameTak Chun Wong
AFB Limited
Comapany
January 18,NameAFB
            2024    Limited
January
Page 5 18, 2024 Page 5
FirstName LastName
         intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) means    the possession,
         direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
16. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
We are subject to risks arising from the recent global outbreak..., page 5

17. This risk factor mentions your reliance on employees, suppliers, manufacturers and other partners. Please elaborate on such employees and relationships or revise as appropriate.
Risks Relating to the Company's Securities
Our securities lack a pre-existing market, and the emergence of an active trading..., page 8

18. Please revise this risk factor to discuss your intentions to be quoted on the OTC Pink
         Open Market upon completion of this offering and the associated risks, including that there is no assurance that you will be able to achieve a listing and address the resulting impact on your investors and their ability to sell their shares. Additionally, we note your references to "the market price of our common stock following this offering," that your common stock may "trade below the offering price," and "rules implemented by...the OTC
         Markets Group." Please revise to clarify that such statements will only apply if you are able to achieve a listing.
Management's Discussion and Analysis, page 14

19. Please remove your reference to the safe harbor provisions contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as these provisions do not apply to forward-looking statements made by issuers in connection with an initial public offering.
 Tak Chun Wong
FirstName  LastNameTak Chun Wong
AFB Limited
Comapany
January 18,NameAFB
            2024    Limited
January
Page 6 18, 2024 Page 6
FirstName LastName
Industry Overview, page 15

20. We note that this section relies upon market and industry data that you have developed from various sources, including your internal data and estimates. Please revise your statements and claims in this section to provide a citation or support for the claims in this section or revise to state that such claims are management's beliefs. Description of Business, page 16

21. Please revise to more thoroughly describe the status of your current business operations and separately, your proposed business operations. Refer to Item 101(h)(4) of Regulation
         S-K. Additionally, please reconcile your statement on page F-7 that the company's revenue "...is generated through provision of website development and design services to customers," with your disclosure in the Description of Business section that states that you are presently capable of "plan[ning] and implement[ing] paid advertising campaigns,"
         "implement[ing] advanced analytics tools," and "regularly compil[ing] comprehensive reports." To the extent that you discuss services that you do not provide at this time but anticipate providing in the future, please disclose the status of development and anticipated timeframe. Make conforming revisions in the prospectus summary.
22. We note your disclosure on page F-9 that indicates that three customers accounted for
         100% of your revenues from inception to November 30, 2023, with one customer accounting for 62% of such revenue. Please revise your disclosure, here and in the prospectus summary and MD&A, to disclose that three customers have accounted for all of your reported revenues. Further, disclose the material terms of your arrangements with these customers and file such agreements as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Government Regulations, page 17

23. We note your references to privacy laws and copyright laws, as well as your disclosure that non-compliance with privacy laws may result in penalties and that compliance with copyright laws is "essential." Please revise to briefly summarize your obligations under these laws and regulations and describe their effect on your business. Refer to Item
         101(h)(4)(ix) of Regulation S-K.
Use of Proceeds, page 18

24. We note your disclosure here and on page 10 that notes the potential to reallocate how you will use the proceeds from this offering. Please revise to discuss the specific contingencies that and the alternatives to such use in the event such contingencies are indicated. Refer to
         Instruction 7 to Item 504 of Regulation S-K.
 Tak Chun Wong
FirstName  LastNameTak Chun Wong
AFB Limited
Comapany
January 18,NameAFB
            2024    Limited
January
Page 7 18, 2024 Page 7
FirstName LastName
Description of Securities, page 21

25. We note that your Certificate of Incorporation, filed as Exhibit 3.1 and Bylaws, filed as
         Exhibit 3.2 do not appear to define the rights of your common stock, such as dividend and liquidation rights. Please revise your disclosure to state as much and provide any related risk factor disclosure. To the extent you have any other instrument(s) which define the rights of holders of the common stock being registered, please file such documents as exhibits. Refer to Item 601(b)(4)(i) of Regulation S-K. Please also file an executed copy of your Bylaws.
Directors and Executive Officers and Corporate Governance, page 23

26. It appears that Mr. Wong is currently serving as a Business Manager at Digital Limited.
         Please revise to clarify whether he is serving full-time in that role, in addition to his role as Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary, and
         Director of the company. To the extent that he is splitting his time between such roles at each company, update your risk factor disclosure to address his allocation of time between the companies and any conflicts of interest.
Certain Relationships and Related Transactions, page 26

27. We note your disclosure regarding the advance of $2,204 from Mr. Wong to the company.
         Please revise to disclose the amount outstanding as of the most recent practicable date.
         Refer to Item 404(d) and Item 404(a)(5) of Regulation S-K. We also note that you use Mr.
         Wong's office space at no cost. Please revise to include the approximate dollar value of such office space. Refer to Item 404(d) and Item 404(a)(3) of Regulation S-K.
Exhibits to Registration Statement
Exhibit 23.1 Consent of Independent Accounting Firm, page 28

28. Please provide a dated consent from your auditor. Refer to Item 601(b)(23)(i) of
         Regulation S-K.
General

29. Throughout the filing, you intermittently describe having multiple employees and/or directors. See, for example, the reference to "our executive officers and other personnel"
         on page 10 and the statement on page 24 that the business "is operated by a small number of persons." This contradicts the statement on page 17 that you have a single employee, who also serves as your sole officer and director. Please revise your disclosure to reflect the current state of your workforce and related business operations. Additionally, please add a risk factor acknowledging that you have a single, non-independent director and discuss the risks related to the lack of a majority independent board of directors and board committees.
 Tak Chun Wong
AFB Limited
January 18, 2024
Page 8
30. Please confirm whether Mr. Wong is located in Hong Kong or China. If so, please include a separate "Enforceability" section identifying your sole director and officer and disclosing whether investors may bring actions under the civil liability provisions of the
         U.S. federal securities laws against them and whether investors may enforce these civil liability provisions when the assets of the company or its officer and directors are located outside of the United States. This section should address the ability to effect service of process, enforce judgments obtained in U.S. courts against foreign persons, enforce in foreign courts judgments of U.S. courts, and bring an original action in a foreign court to enforce liabilities against the officer and director based upon the U.S. federal securities laws. Please also add a risk factor addressing the challenges of bringing actions and enforcing judgments and liabilities against such individual.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Cara Wirth at 202-551-7127 with any other questions.



FirstName LastNameTak Chun Wong                                Sincerely,
Comapany NameAFB Limited
                                                               Division of
Corporation Finance
January 18, 2024 Page 8                                        Office of Trade
& Services
FirstName LastName